August 19, 2015

«Partnership»
«NAME2»
«ADDRESS»
«ADDRESS2»
«CITY», «STATE»«ZIP»

Re:           WNC Housing Tax Credit Fund VI, L.P., Series 13 (the “Partnership”)

Dear Holders of Units of Limited Partnership Interest in the Partnership (the “Limited Partners”):

This correspondence provides an update to the letter dated August 7, 2015 from the Partnership to you as the Limited Partners regarding the Internal Revenue Service’s (“IRS”) examination and repayment of the disallowed credits previously delivered by Grove Village Limited Partnership (“Grove Village”).

Since our last letter, we have communicated with the TEFRA and Exam Field Support Operation of the IRS that is calculating the adjustments and administering the tax notices to the Limited Partners.  It was confirmed that the prior Local General Partner of Grove Village signed an extension of the statute of limitations opening up review of tax years 2007 - 2009.

The IRS Agent we spoke to indicated that their focus is on the credits which were delivered to Limited Partners in tax years 2007, 2008, and 2009 as those were the three years examined by the IRS.

Limited Partners in receipt of tax due notices from the IRS are encouraged to review the calculations for accuracy.  To serve as a guideline, please refer to the table below which represents the credits delivered to the Limited Partners per unit by year for Grove Village:

2007 - $14.03
2008 - $20.62
2009 - $20.62

The above credit amounts do NOT include any interest and/or penalty.  It is important to note, the IRS is administering tax due bills related to the tax credits that Limited Partners utilized each of those years.  If a Limited Partner did not use all or a portion of any year’s credit delivery, the amount required to remit to the IRS will vary accordingly.  If a Limited Partner does not receive a notice related to any of the tax years associated with the examination, it is likely because the credits allocated for that particular year were not used but rather rolled forward to be used in a future tax year.  If a tax due notice is received for any year beyond 2009, it is likely that it is the result of the tax payer carrying forward credits from one of the years that was under examination.  The General Partner encourages every Limited Partner to consult with their tax advisor and recalculate the credits that were utilized on your personal tax return.  The information we have provided above is what was allocated to the Limited Partners, in relation to Grove Village and will not necessarily agree to what was ultimately utilized on your personal tax return.

714.662.5565 714.708.8498 F 17782 Sky Park Circle, Irvine, California 92614
wncinc.com

August 19, 2015

It is our understanding that the IRS expects to process and mail all the letters to all Limited Partners no later than August 20, 2015.  Some Limited Partners can expect to receive notices after that mailing date due to USPS mailing delays.

In as much as the IRS has not yet directed their attention to the 2010 tax year credit delivery, we will attempt to negotiate a more efficient method of recovery of the disallowed credits for that particular year.  At this time, we are unsure if the IRS will be agreeable to any such negotiation and it is quite possible the IRS will choose to calculate the adjustments and administer tax due notices for the 2010 tax year on their own.

As you are aware, the IRS also examined Pleasant Village Limited Partnership, for the same three years: 2007, 2008 and 2009.  Pleasant Village has now obtained the IRS 8609, Low-Income Housing Credit Allocation and Certification Forms issued by the Texas Department of Housing & Community.  The General Partner will meet with the IRS to discuss possible solutions regarding the tax credits taken during 2007 – 2009 that are currently before the US Tax Court.  A meeting has been scheduled on August 24, 2015.

We will continue to communicate all possible updates to Limited Partners as new information presents itself.  In the meantime, if you have any additional questions, please feel free to contact our investor services department by phone or email at investorservices@wncinc.com

Sincerely,

WNC National Partners, LLC
General Partner

cc:  Registered Representative